GREENBERG TRAURIG, LLP
MetLife Building
200 Park Avenue
New York, New York 10166

Spencer G. Feldman
212-801-9221
E-mail: feldmans@gtlaw.com

July 20, 2011
VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	KIT digital, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 17, 2011, as amended May 2, 2011

Form 10-Q for the period ended March 31, 2011
Filed May 10, 2011

File No. 001-34437

Ladies and Gentlemen:

At the request of KIT digital, Inc., a Delaware corporation, we hereby submit in electronic format with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of KIT digital’s Form 10-K/A (Amendment No. 2), amending its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “Amended Form 10-K”).

Three courtesy copies of this letter and the Amended Form 10-K, together with all exhibits and supplemental information, are being provided directly to the staff for its convenience (attention:  Reid Hooper, Esq.) in the review of the foregoing documents.

The Amended Form 10-K responds to the comments received from the staff of the SEC by letter dated July 15, 2011, in connection with the filing of KIT digital’s Registration Statement on Form S-3 (No. 333-174457).

To facilitate the staff’s review, the SEC’s comments precede each of KIT digital’s responses.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Critical Accounting Policies, page 31

Comment No. 1:  We note your response to comment one from our letter dated June 16, 2011. You state that you continued to evaluate the carrying value of your goodwill assigned to the Digital Media Solutions and Professional Services reporting units, and that the carrying value of goodwill was allocated to each of these reporting units on a relative fair value basis in 2010. It is not clear to us why you allocated goodwill to your reporting units on a relative fair value basis. The provisions of ASC 350-20-35-41 require that, for the purpose of testing goodwill for impairment, all goodwill acquired in a business combination shall be assigned to one or more reporting units as of the acquisition date. Please tell us why you allocated goodwill to your reporting units on a relative fair value basis in 2010 and your basis for that conclusion.

Response:  In response to the staff’s comment, KIT digital has amended the disclosure on page 31 and F-10 to clarify that goodwill of each business combination was assigned to one of the reporting units as of the acquisition date. We erred in our prior description because KIT digital did not “allocate” goodwill to each of these reporting units on a relative fair value basis.

Financial Statements

Consolidated Statements of Operations and Comprehensive Loss, page F-4

Comment No. 2:  We note your response to comment six from our letter dated June 16, 2011. Please include the revised disclosures in your amended Form 10-K for the year ended December 31, 2010.

Response:  As requested by the staff, KIT digital has revised its presentation of costs of goods and services in the Amended Form 10-K to disclose that costs of goods and services is exclusive of depreciation shown separately below in the income statement. See page F-4.

Note 2. Summary of Significant Accounting Policies, page F-9

Recent Accounting Pronouncements, page F-13

Comment No. 3:  We note your response to comment eight from our letter dated June 16, 2011. Please include the revised disclosures in your amended Form 10-K for the year ended December 31, 2010.

Response:  As requested by the staff, KIT digital has expanded the disclosure in the Revenue Recognition section, pursuant to ASC 605-25-50-2, on page F-12 and page 30.

Note 3. Acquisitions, page F-14

Comment No. 4:  We note your response to comment nine from our letter dated June 16, 2011. Please include the revised disclosures in your amended Form 10-K for the year ended December 31, 2010.

Response:  As requested by the staff, in compliance with ASC 805-10-50-2(h)(1), KIT digital has included the revenue and earnings of each acquired company which is practicable since the acquisition date included in its consolidated income statement for the 2009 and 2010 reporting periods on pages F-15 through F-21.  The disclosure for all of the acquired companies in 2009 and most of the acquired companies in 2010 is the following: “Revenue and net income after acquisition are not provided as it is impracticable to distinguish due to the integration of sales, delivery and overhead into our overall regional and global operations.”  This is because in connection with its acquisitions, KIT digital immediately (within the first quarter after acquisition) substantially integrates and assimilates new operations, technologies and personnel, which also includes the integration of revenue and costs.

Note 18. Segment Reporting, page F-35

Comment No. 5:  We note your response to comment 13 from our letter dated June 16, 2011. You state that revenue from your Professional Services operating segment represented less than 5% of total revenue in 2010. We note from your disclosure on page 29 that you estimate approximately 70% to 75% of your current revenues are generated by VX platform- related fees, with the remainder directly related to professional services. It is not clear to us how you distinguish the operating segment, Professional Services, from the type of services provided. Please explain.

Response:  In response to the staff’s comment, KIT digital’s operating segment, Professional Services, was previously named Agency Services in its Form 10-K for the year ended December 31, 2008 and, as noted, includes direct marketing, incentive programs, internal communications, customer relationship management, sales promotion, creative production, sponsorships, online marketing, media planning, media buying and packaging.  Although the Professional Services segment includes online media, its activities are broader than the video-centric activities of KIT digital’s Digital Media Solutions segment which includes comprehensive delivery of solutions that include software, hardware, services and components.  As noted by the staff on page 29, the remainder that is directly related to professional services is mostly from the Digital Media Solutions segment, as the Professional Services segment  represented less than 5% of total revenue in 2010.

Comment No. 6:  We note that you have begun to manage your business along three major geographical profit centers. Please tell us how you complied with the guidance found in ASC 280-10- 50-34 to 36 in your Form 10-Q for the quarter ended March 31, 2011.

Response:  As requested by the staff, KIT digital complied with the guidance found in ASC 280-10-50-34 to 36 in its Form 10-Q for the quarter ended March 31, 2011 because KIT digital has only just begun to setup the organization to manage the business across the three major geographical profit and loss centers.  Therefore, KIT digital’s reportable segments have not yet changed.  KIT digital will most likely be able to report in this manner by the end of 2011, which will include the disclosure of operating income or loss by geographical region, but it will be impracticable to restate previously reported information.  Accordingly, KIT digital has not amended its Form 10-Q for the quarter ended March 31, 2011.

Form 10-K/A for the fiscal year ended December 31, 2010

Board Leadership Structure, page 7

Comment No. 7:  We note your response to comment 15 from our letter dated June 16, 2011. Please include the revised disclosure in your amended Form 10-K for the year ended December 31, 2010.

Response:  In response to the staff’s comment, KIT digital does not currently have a lead independent director.  Please see page 44 for this revised disclosure.  As you will see, all of Part III has been added to the Amended Form 10-K.

Summary Compensation Table, page 10

Comment No. 8:  We note your response to comment 16 from our letter dated June 16, 2011. Please include the revised disclosure in your amended Form 10-K for the year ended December 31, 2010.

Response:  As requested by the staff, KIT digital has revised the Summary Compensation Table on page 47 to include awards based upon achieving specified operational and strategic milestones under “non-equity incentive plan awards,” rather than under the “bonus” column.

Form 10-Q for the period ended March 31, 2011

Note 9. Acquisitions, page 11

Comment No. 9:  We note your response to and reissue comment 17 from our letter dated June 16, 2011. It appears that your response relates to the disclosures required by ASC 805-10-50-2(h)(1). Rather, we asked for you to provide the disclosures required by ASC 805-10-50-2(h)(2), to disclose the revenue and earnings of the combined entity for the comparable prior reporting period as though the acquisition date for all business combinations that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. Your basis for excluding the required disclosures is not consistent with the meaning of impracticable as defined by ASC 250-10-45-9.

Response:  As discussed with the staff on July 19, 2011, KIT digital has already provided the disclosures in the Form 10-Q for the period ended March 31, 2011 required by ASC 805-10-50-2(h)(2) as to the revenue and earnings of the combined entity for the comparable prior reporting period as though the acquisition date for all business combinations that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period.  No additional filing is required.

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Amended Form 10-K or Registration Statement, please do not hesitate to contact me at (212) 801-9221.

Very truly yours, /s/ Spencer G. Feldman Spencer G. Feldman

Enclosures

cc:	Reid Hooper, Esq., Attorney-Advisor
Ms. Christine Adams, Staff Accountant
Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance

Mr. Kaleil Isaza Tuzman
Mr. Robin Smyth

KIT digital, Inc.
26 West 17th Street, 2nd Floor
New York, New York 10011

July 20, 2011

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	KIT digital, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 17, 2011, as amended May 2, 2011

Form 10-Q for the period ended March 31, 2011
Filed May 10, 2011

File No. 001-34437

Ladies and Gentlemen:

In connection with KIT digital’s response to the comments received from the staff of the U.S. Securities and Exchange Commission by letter dated July 15, 2011, KIT digital acknowledges:

1.           KIT digital is responsible for the adequacy and accuracy of the disclosure in the filing;

2.           Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.           KIT digital may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

KIT DIGITAL, INC.

By:	/s/ Robin Smyth
Robin Smyth
Chief Financial Officer